The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 21, 2021

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on December 13, 2021 regarding the Company’s Post-Effective Amendment (“PEA”) No. 284 to its Registration Statement on Form N-1A. PEA No. 284 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on November 1, 2021. The purpose of PEA No. 284 was to add prior performance of similarly advised accounts data in the Prospectus of the Stance Equity ESG Large Cap Core ETF (the “Fund”).

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 284.

PROSPECTUS

1. Prospectus – Summary Section – Fees and Expenses Table

Staff Comment: Please submit the completed “Fees and Expenses” table and the “Example.”

Response: The completed “Fees and Expenses” table and the “Example” are provided below:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.95%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%
Fees Waived(2)	-0.10%
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

(1)	“Other Expenses” have been estimated to reflect expenses expected to be incurred during the current fiscal year.
(2)	Under the terms of an expense limitation agreement entered into by The RBB Fund, Inc. (the “Company”) and Red Gate Advisers, LLC (the “Adviser”), the Adviser has contractually agreed to waive a portion of its unitary management fee until March 31, 2023 to the extent necessary to limit the Fund’s annual operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to an amount not exceeding 0.85% annually of the Fund’s average daily net assets. This contractual limitation may not be terminated before March 31, 2023 without the approval of the Board of Directors of the Company. The Adviser may recover from the Fund fees waived for a period of three years after such fees were incurred, provided that the repayments do not cause the Fund’s operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to exceed 0.85% annually of the Fund’s average daily net assets, or, if less, the expense limitation that was in place at the time the fees were waived.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$293

2. Prospectus – Summary Section – Fees and Expenses Table – Footnote 2

Staff Comment: Please confirm that the contractual expense limitation agreement will be in place for at least one year from the date of the registration statement.

Response: The Company supplementally confirms that the term of the contractual expense limitation agreement will be at least one year from the date of the registration statement.

3. Prospectus – Summary Section – Example

Staff comment: Please provide the 5- and 10-year expense example.

Response: The Company supplementally confirms that the Fund meets the definition of a “New Fund” per Instruction 6 to Item 3 of Form N-1A, and as such is not required to disclose the 5- and 10-year expense example per Instruction 6(b) to Item 3 of Form N-1A. Accordingly, the Company respectfully declines to provide the 5- and 10-year expense example.

4. Summary Section – Summary of Principal Investment Risks

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

5. Prospectus – Appendix A

Staff Comment: Please confirm that the prior performance includes all other accounts managed by the Adviser according to a substantially similar investment strategy as that of the Fund.

Response: The Adviser has confirmed to the Company that all other accounts managed by the Adviser according to a substantially similar investment strategy as that of the Fund are included in Appendix A. The Adviser has further confirmed to the Company that the Adviser maintains books and records supporting the data presented in Appendix A.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Tim Reinhart, Red Gate Advisers, LLC

Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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